December 8, 2005
Via EDGAR and Facsimile to (202) 772-9203
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549
Attn: Mr. Michael Moran

Re:	Group 1 Automotive, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 1-13461
Ladies and Gentlemen:
     On behalf of Group 1 Automotive, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 15, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2004 (the “Form 10-K”). For your convenience, the comments provided by the Staff have been included in bold face, in the order presented in the Comment Letter, before the Company’s response to each comment.
Consolidated Statements of Cash Flows, page 6
1.	We note your response to comment 8 in our letter dated September 16, 2005. Please advise or revise your financial statements to present the cash flows related to flooplan notes payable in accordance with paragraph 23.a. of SFAS No. 95 which requires payments to suppliers to acquire goods for resale be classified as operating activities. Therefore, cash flows related to lenders unaffiliated with the supplier should be classified as financing activities and when the lender is affiliated with the manufacturer, those borrowings and repayments should be included in operating activities. Specifically, please revise the following:
•	Cash receipts and payments on notes payable for new inventory purchases originating from manufacturer affiliated lenders should be presented within operating activities and include direct advances from the financial institution to the manufacturers;

Securities and Exchange Commission
December 8, 2005

•	Cash receipts and payments on notes payable for inventory purchases from a manufacturer unaffiliated with the lender should be presented within financing activities;

•	The balance sheet should separately present amounts attributable to trade creditors (manufacturer affiliated) and non-trade (unaffiliated) notes payable as of your balance sheet dates. See Rule 5-02(19)(a) of Regulation S-X;

•	Borrowings and repayments on debt should be reported gross unless the criteria for net reporting are met. See paragraph 13 of SFAS No. 95; and

•	Please provide disclosure in the notes to the financial statements clarifying the revised balance sheet and statement of cash flows presentation and to further describe your financing arrangements including how cash disbursements are processed and if you have discretion to receive cash directly from any of the lenders
In your response, please show us what your disclosure will look like revised.
Response to bullets one and two above: We respect the Staff’s interpretation of SFAS No. 95 (the Statement); however, we continue to believe that our historical presentation of non-affiliated floor plan borrowing has been based on a sound interpretation of the Statement, specifically paragraph 23.a., and is in accordance with consistently-applied industry practice. In addition to our previously provided responses, we submit the following for your further consideration:
a.	We believe that our current interpretation falls within the ambit of the Statement and refer the Staff to the following paragraphs:
i.	Paragraph 21 of the Statement states “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” The transactions associated with our non-affiliated floor plan borrowings clearly enter into the determination of our net income as the underlying activity is the procurement of inventory which turns into cost of goods sold in relatively short time periods;

ii.	We want to clarify and reiterate our reference to Paragraph 87 noted in our original response, which acknowledges “...the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.” Given the fact that both our manufacturer affiliated and non-affiliated borrowing agreements require the repayment of the underlying borrowings within 10 calendar days of selling the applicable unit in

Securities and Exchange Commission
December 8, 2005

inventory (such reduction of inventory being reflected as an operating cash flow activity), we believe that the nature of the activity at hand is clearly one reflective of operating cash flow.
iii.	Finally, we would ask that the Staff consider the discussion put forth in paragraphs 93 to 95 of the Statement, which we have included below. We believe that the treatment of the Company’s inventory financing analogous to the examples presented below is relevant to our interpretation of how to apply the Statement to our situation (italics added for emphasis):
Installment Sales and Purchases
93.   A somewhat difficult classification issue arises for installment sales and purchases of inventory by an enterprise for which cash inflows or outflows may occur several years after the date of the transaction. Those transactions can be viewed as having aspects of both operating and investing activities (for a sale by the enterprise) or operating and financing activities (for a purchase by the enterprise). The Exposure Draft treated cash flows stemming from installment sales and purchases in accordance with that view. Only cash flows occurring “soon before or after” the time of sale or purchase would have been operating cash flows. Subsequent principal payments on the related notes would have been investing cash inflows or financing cash outflows.
94.   Some respondents to the Exposure Draft suggested that the classification of a cash receipt or payment should be determined by the original purpose for which it is received or paid. Thus, all cash flows related to the sale or purchase of inventory would be operating cash flows regardless of when they were received or paid. Those respondents generally pointed out that, under the approach in the Exposure Draft, cumulative net cash flow from operating activities over the life of an enterprise that finances most of its sales under installment plans might be negative. They considered that to be an inappropriate and confusing result.
95.   The Board agreed that all cash collected from customers or paid to suppliers from the sale or purchase of inventory should be classified as operating cash flows. That classification is consistent with the notion that operating cash flows generally should include items that are included in net income.

Securities and Exchange Commission
December 8, 2005

We recognize that in paragraph 95 reference is made specifically to payments to suppliers, however we continue to believe that our current interpretation that all of our inventory purchase borrowings should be treated as operating activity meets the “spirit” of the Statement.
b.	In addition to our reliance on the above noted paragraphs within the Statement, we also look to the FASB’s Concept Statement 5, paragraph 20 with respect to the potential disparate treatment between affiliated and non-affiliated borrowings (italics added for emphasis):
Classification in financial statements facilitates analysis by grouping items with essentially similar characteristics and separating items with essentially different characteristics. Analysis aimed at objectives such as predicting amounts, timing, and uncertainty of future cash flows requires financial information segregated into reasonably homogeneous groups. For example, components of financial statements that consist of items that have similar characteristics in one or more respects, such as continuity or recurrence, stability, risk, and reliability, are likely to have more predictive value than if their characteristics are dissimilar.
We believe that borrowings from non-affiliated lenders do have essentially similar characteristics as borrowings from manufacturer-affiliated lenders as the underlying term and tenor of all such borrowings are similar. Although paragraph 23 a. makes reference only to “...payments made to suppliers for those materials or goods” as being operating in nature, we cannot determine whether the FASB contemplated an entity having two essentially similar borrowing facilities that each comprised a material portion of such borrowings, or whether their assumption was that all such borrowings would either be supplier funded or third-party funded thereby not treating such similar items differently within an entity’s statement of cash flows. We believe disaggregating, within the Company’s Consolidated Statement of Cash Flows, such similar liabilities renders the resulting statement less useful and makes understanding the true nature of the Company’s free cash flow inherently more difficult.
c.	We are not sure how we would apply the Staff’s interpretation of the Statement to borrowings under our current Revolving Credit Facility. Approximately 24% of such borrowings, on a pro-rata basis, are made by manufacturer-affiliated lenders. We are unsure whether to (1) treat part of all borrowings as manufacturer-affiliated, (2) treat no part of such borrowings as manufacturer-affiliated because the funding by the lenders into the facility are not tied to any specific units in our inventory (it is the Company’s borrowings from the facility which are tied to specific units), or (3) treat all such borrowings as manufacturer-affiliated because a pro-rata portion of every borrowing funded would be manufacturer-affiliated. We are concerned that any allocation to accomplish the treatment set forth in (1) could be arbitrary and not comparable to other registrants who might have a

Securities and Exchange Commission
December 8, 2005

similar facility yet choose a different allocation methodology. We don’t believe the treatment set forth in (2) is correct as there is manufacturer-affiliated lending involved. This leaves the treatment set forth in (3) as the most logical conclusion. We believe this is an example of the complexity introduced by treating borrowings with “essentially similar characteristics” differently and how two parties with essentially the same financing structure may arrive at very different accounting answers.
d.	We would like to understand if the Staff has considered the impact that the sale of a manufacturer-affiliated lender by the manufacturer (as is currently being contemplated by General Motors in connection with its proposed sale of General Motors Acceptance Corp. (GMAC)) would have on a “borrower’s” statement of cash flows. Should the GMAC transaction occur, borrowings from GMAC that in one period are reflected as an operating cash flow item would, in the period after sale, be reflected as a financing activity, with no other substantive change in operations or contractual obligations between the borrower and the lender. Although this situation would not affect the Company currently, should Ford Motor Company decide to sell Ford Motor Credit Corporation, the Company would be similarly affected.

e.	Finally, we request that the Staff please clarify the final phrase within the Staff’s first bullet point above, “...and include direct advances from the financial institution to the manufacturers”, and indicate why such phrase is not included as part of the Staff’s second bullet point.

Although we do not believe that presenting the non-cash initial acquisition of inventory from a manufacturer with funds provided directly to that manufacturer by an affiliate of that manufacturer or an unaffiliated lender meets the definition of a cash transaction in accordance with paragraph 32 of the Statement, we have historically not excluded from our Consolidated Statements of Cash Flows the non-cash initial acquisition of inventory using either manufacturer affiliated or non-affiliated lending sources due to the fact that such treatment did not have a quantitatively material (in that operating cash flow remains the same regardless of treatment — see exhibit A attached hereto) or qualitatively material impact to such statement. The primary qualitative factors we considered were:
i.	The fact that the users of our consolidated financial statements can discern the nature of our gross cash flows by referencing our cost of goods sold within our consolidated statements of operations;

ii.	The totality of our disclosure around our floorplan financing activities throughout our periodic reporting, and specifically the following areas of our Form 10-K:

Securities and Exchange Commission
December 8, 2005

1.	page 5 under PART 1 Item 1. Business — Dealership Operations, New Vehicle Sales;

2.	page 20 under Risk Factors — Our significant indebtedness and lease obligations could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures, and prevent us from fulfilling our financial obligations;

3.	page 40 under Sources of Liquidity and Capital Resources — Credit Facilities;

4.	page 42 under Contractual Obligations;

5.	page F-10 under Notes to Consolidated Financial Statements — Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Statements of Cash Flows, where we specifically state:
“For purposes of the statements of cash flows, the net change in floorplan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity.”
6.	page F-16 under Notes to Consolidated Financial Statements — Note 7. CREDIT FACILITIES.
iii.	Such presentation had no effect on the Company’s compliance with any loan covenants or other contractual requirements;
Were we to adopt the Staff’s interpretation of the Statement however, although the qualitative factors would still apply, the reclassification of the non-affiliated borrowing activity as a financing activity would result in the non-cash initial acquisition of inventory becoming material from a quantitative standpoint to both operating and financing cash flows (see exhibit B attached hereto.)
We believe that whether acquired using manufacturer affiliated or non-affiliated lenders, the initial acquisition of inventory should not be reflected within the statement of cash flows. When inventory units are shipped from the manufacturer’s facility (or arrive at the port of entry for imported units) the manufacturer drafts our floorplan facility directly. It is our understanding that the ability of manufacturers to draft directly from our floorplan facilities is not simply a matter of convenience, which would require us to reflect such borrowings

Securities and Exchange Commission
December 8, 2005

within the Company’s Consolidated Statements of Cash Flows under a constructive receipt argument, but a requirement of our primary manufacturers prior to delivery of ordered vehicles. Furthermore, the American Institute of Certified Public Accountants Technical Question and Answer No. 1300.16 addresses this situation specifically and clearly states, in accordance with paragraph 32 of the Statement, that such activity should not be included in the statement of cash flows.
     Although we continue to believe that our interpretation of how manufacturer affiliated and non-affiliated borrowings should be reflected within the Company’s Consolidated Statements of Cash Flows meets the totality of the requirements set forth in the Statement, we understand that such interpretation may need to be changed based on the ultimate resolution of our dialog with the Staff and would like to address such change prospectively (with prior periods reclassified to conform with the current period presentation along with the appropriate disclosure) for the following reasons:
a.	Prevailing industry practice in the retail automotive business has been to treat all floor plan transactions as operating in nature;

b.	The operating versus financing classification of these transactions was questioned during the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2001, and Form 10-Q for the quarter ended September 30, 2002, and the Company provided an explanation of its basis for such presentation. At that time, the Staff did not further object to the Company’s presentation of cash flows;

c.	There is no change in reported income statements;

d.	The totality of our disclosure around our floorplan financing activities throughout our periodic reporting, and specifically the following areas of our Form 10-K:
i.	page 5 under PART 1 Item 1. Business — Dealership Operations, New Vehicle Sales;

ii.	page 20 under Risk Factors — Our significant indebtedness and lease obligations could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures, and prevent us from fulfilling our financial obligations;

iii.	page 40 under Sources of Liquidity and Capital Resources — Credit Facilities;

iv.	page 42 under Contractual Obligations;

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December 8, 2005

v.	page F-10 under Notes to Consolidated Financial Statements — Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Statements of Cash Flows, where we specifically state:
“For purposes of the statements of cash flows, the net change in floorplan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity.”
vi.	page F-16 under Notes to Consolidated Financial Statements — Note 7. CREDIT FACILITIES; and
e.	The proposed reclassification of cash flows has no effect on the Company’s compliance with any loan covenants or other contractual requirements.
     Given the uniqueness of the automotive retailing industry, the consistent industry practice prior to September 30, 2005, and the historical acceptance of such treatment by the Staff, we would appreciate the opportunity to address this issue more fully with you and those other members of the Staff responsible for industry-wide accounting issues to seek a resolution that will apply to all reporting entities consistently. It is our understanding that the Staff is in discussions with at least one other industry participant with respect to this matter, that another industry participant may be preparing to approach the Staff on this issue voluntarily, and that several other industry participants changed their presentation without the benefit of the Staff’s input or opinion. Given the small number of industry participants, we would hope to reach a resolution mutually agreeable to all parties, including the Staff, to ensure the most comparable presentation for all users of the financial statements. Please advise us how we can move forward in this regard.
     Response to bullet three above: In reviewing Rule 5-02(19)(a) of Regulation S-X, we note the rule requires the Company to (italics added for emphasis) “(a) State separately amounts payable to (1) banks for borrowings; (2) factors or other financial institutions for borrowings; (3) holders of commercial paper; (4) trade creditors; (5) related parties (see Rule 4-08(k)); (6) underwriters, promoters, and employees (other than related parties); and (7) others. Amounts applicable to (1), (2) and (3) may be stated separately in the balance sheet or in a note thereto.” As the Company clearly distinguishes the affiliated and non-affiliated borrowings in tabular format within its Notes to Consolidated Financial Statements Note 7. CREDIT FACILITIES, we believe we currently meet the requirement to separately state amounts payable to unaffiliated lenders separate from affiliated lenders.
     Response to bullet four above: We believe that the Company meets the requirement for net reporting set forth in paragraph 13 of SFAS No. 95, in that each underlying borrowing is tied to a specific unit of inventory which, generally, has very quick turnover and are individually relatively large. At December 31, 2004, and September 30, 2005, our days supply of new vehicles was 70 days and 57 days, respectively, and our days supply of used vehicles was 29 days and 28 days, respectively. Given that our historical inventory turn has been within the three

Securities and Exchange Commission
December 8, 2005

months or less requirement of paragraph 13 and the terms of our credit facilities require repayment upon sale of the underlying unit of inventory, we believe we meet the requirements for net reporting.
Response to bullet five above: Until we resolve the issues set forth in the first four bullets of the Staff’s comments above, we respectfully request to defer providing the Staff’s requested example of further financial statement disclosure.
     In connection with the responses submitted herewith, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing or require additional information, please do not hesitate to contact the undersigned at (713) 647-5764 or G. Wade Stubblefield, Vice President and Controller at (713) 647-5760.
Sincerely,
/s/ Jeffrey M. Cameron
Jeffrey M. Cameron
Vice President, Legal Counsel

Securities and Exchange Commission
December 8, 2005

Exhibits:
A.	Reflects the pro-forma treatment of the non-cash initial acquisition of new vehicle inventory, regardless of financing source, on the Company’s Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2005;

B.	Reflects the pro-forma reclassification (from the resulting presentation in exhibit A) of borrowings from non-affiliated lenders as a financing activity on the Company’s Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2005;

C.	Reflects the pro-forma reclassification (from the historical presentation) of borrowings from non-affiliated lenders as a financing activity on the Company’s Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2005 (note that the non-cash initial acquisition of inventory is still included within the statement);

Securities and Exchange Commission
December 8, 2005

EXHIBIT A
GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30, 2005
		Non Cash
	As Reported	Gross Up	Pro-forma
CASH FLOWS FROM OPERATING ACTIVITES:
Net income	$38,077		$38,077
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle, net of tax	16,038		16,038
Asset impairments	4,987		4,987
Depreciation and amortization	14,522		14,522
Amortization of debt discount and issue costs	1,384		1,384
Amortization of deferred compensation	1,201		1,201
Deferred income taxes	2,413		2,413
Tax benefit from options exercised	3,963		3,963
Provision for doubtful accounts and uncollectible notes	3,260		3,260
Losses on sales of assets	588		588
Loss on repurchase of senior subordinated notes	—		—
Changes in operating assets and liabilities, net of effects of acquisitions:			—
Contracts-in-transit and vehicle receivables	35,402		35,402
Accounts and notes receivable	1,482		1,482
Inventories	191,586	2,423,692	2,615,278
Prepaid expenses and other assets	13,243		13,243
Floorplan notes payable — Trade	(220,558)	(2,423,692)	(2,644,250)
Accounts payable and accrued expenses	(3,803)		(3,803)
Deferred revenues	(5,081)		(5,081)

Net cash provided by operating activities	98,704	—	98,704

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(45,007)		(45,007)
Proceeds from sales of property and equipment	15,423		15,423
Purchases of restricted investments	(1,416)		(1,416)
Maturities of restricted investments	642		642
Decrease in restricted cash	168		168
Escrow deposits for acquisitions of franchises	(500)		(500)
Cash paid in acquisitions, net of cash received	(20,423)		(20,423)

Net cash provided by (used in) investing activities	(51,113)	—	(51,113)

CASH FLOWS FROM FINANCING ACTIVITIES:
Floorplan notes payable — Non trade	—		—
Net borrowings (payments) on revolving credit facility	(67,077)		(67,077)
Principal payments of long-term debt	(887)		(887)
Repurchase of senior subordinated notes	—		—
Proceeds from issuance of common stock to benefit plans	16,461		16,461
Repurchase of common stock, amounts based on settlement date	(310)		(310)

Net cash used in financing activities	(51,813)	—	(51,813)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,222)	—	(4,222)
CASH AND CASH EQUIVALENTS, beginning of period	37,750		37,750

CASH AND CASH EQUIVALENTS, end of period	$33,528	$—	$33,528

The accompanying notes are an integral part of these condensed consolidated financial statements.

Securities and Exchange Commission
December 8, 2005

EXHIBIT B
GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30, 2005
			Pro-forma
	Pro-forma	Non-Affiliated Reclass	Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,077		$38,077
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle, net of tax	16,038		16,038
Asset impairments	4,987		4,987
Depreciation and amortization	14,522		14,522
Amortization of debt discount and issue costs	1,384		1,384
Amortization of deferred compensation	1,201		1,201
Deferred income taxes	2,413		2,413
Tax benefit from options exercised	3,963		3,963
Provision for doubtful accounts and uncollectible notes	3,260		3,260
Losses on sales of assets	588		588
Loss on repurchase of senior subordinated notes	—		—
Changes in operating assets and liabilities, net of effects of acquisitions:	—		—
Contracts-in-transit and vehicle receivables	35,402		35,402
Accounts and notes receivable	1,482		1,482
Inventories	2,615,278		2,615,278
Prepaid expenses and other assets	13,243		13,243
Floorplan notes payable — Trade	(2,644,250)	2,200,131	(444,119)
Accounts payable and accrued expenses	(3,803)		(3,803)
Deferred revenues	(5,081)		(5,081)

Net cash provided by operating activities	98,704	2,200,131	2,298,835

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(45,007)		(45,007)
Proceeds from sales of property and equipment	15,423		15,423
Purchases of restricted investments	(1,416)		(1,416)
Maturities of restricted investments	642		642
Decrease in restricted cash	168		168
Escrow deposits for acquisitions of franchises	(500)		(500)
Cash paid in acquisitions, net of cash received	(20,423)		(20,423)

Net cash provided by (used in) investing activities	(51,113)	—	(51,113)

CASH FLOWS FROM FINANCING ACTIVITIES:
Floorplan notes payable — Non trade	—	(2,200,131)	(2,200,131)
Net borrowings (payments) on revolving credit facility	(67,077)		(67,077)
Principal payments of long-term debt	(887)		(887)
Repurchase of senior subordinated notes	—		—
Proceeds from issuance of common stock to benefit plans	16,461		16,461
Repurchase of common stock, amounts based on settlement date	(310)		(310)

Net cash used in financing activities	(51,813)	(2,200,131)	(2,251,944)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,222)	—	(4,222)
CASH AND CASH EQUIVALENTS, beginning of period	37,750		37,750

CASH AND CASH EQUIVALENTS, end of period	$33,528	$—	$33,528

The accompanying notes are an integral part of these condensed consolidated financial statements.

Securities and Exchange Commission
December 8, 2005

EXHIBIT C
GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30, 2005
			Pro-forma
	As Reported	Reclassification	Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,077		$38,077
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle, net of tax	16,038		16,038
Asset impairments	4,987		4,987
Depreciation and amortization	14,522		14,522
Amortization of debt discount and issue costs	1,384		1,384
Amortization of deferred compensation	1,201		1,201
Deferred income taxes	2,413		2,413
Tax benefit from options exercised	3,963		3,963
Provision for doubtful accounts and uncollectible notes	3,260		3,260
Losses on sales of assets	588		588
Loss on repurchase of senior subordinated notes	—		—
Changes in operating assets and liabilities, net of effects of acquisitions:			—
Contracts-in-transit and vehicle receivables	35,402		35,402
Accounts and notes receivable	1,482		1,482
Inventories	191,586		191,586
Prepaid expenses and other assets	13,243		13,243
Floorplan notes payable — Trade	(220,558)	146,994	(73,564)
Accounts payable and accrued expenses	(3,803)		(3,803)
Deferred revenues	(5,081)		(5,081)

Net cash provided by operating activities	98,704	146,994	245,698

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(45,007)		(45,007)
Proceeds from sales of property and equipment	15,423		15,423
Purchases of restricted investments	(1,416)		(1,416)
Maturities of restricted investments	642		642
Decrease in restricted cash	168		168
Escrow deposits for acquisitions of franchises	(500)		(500)
Cash paid in acquisitions, net of cash received	(20,423)		(20,423)

Net cash provided by (used in) investing activities	(51,113)	—	(51,113)

CASH FLOWS FROM FINANCING ACTIVITIES:
Floorplan notes payable — Non trade	—	(146,994)	(146,994)
Net borrowings (payments) on revolving credit facility	(67,077)		(67,077)
Principal payments of long-term debt	(887)		(887)
Repurchase of senior subordinated notes	—		—
Proceeds from issuance of common stock to benefit plans	16,461		16,461
Repurchase of common stock, amounts based on settlement date	(310)		(310)

Net cash used in financing activities	(51,813)	(146,994)	(198,807)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,222)	—	(4,222)
CASH AND CASH EQUIVALENTS, beginning of period	37,750		37,750

CASH AND CASH EQUIVALENTS, end of period	$33,528	$—	$33,528